Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

hhgregg, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3/A (No. 333-160421) and on Form S-8 (No. 333-144764) of hhgregg, Inc. of our report dated May 26, 2011, with respect to the consolidated balance sheets of hhgregg, Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2011, and the effectiveness of internal control over financial reporting as of March 31, 2011, which report appears in the March 31, 2011 annual report on Form 10-K of hhgregg, Inc.

/s/ KPMG LLP

Indianapolis, Indiana

May 26, 2011